| OMB APPROVAL |
| --- |
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| Expires: September 30, 1998 |
| Estimates average burden |
| Hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED MAR ... 1 2005 WASH. D.C. 213

| SEC FILE NUMBER |
| --- |
| 8 – 45369 |

## FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    JANUARY 1, 2004    AND ENDING    DECEMBER 31, 2004

         MM/DD/YY                  MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     FOREST FULCRUM FUND, L.P.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     53 FOREST AVENUE

                (No. And Street)

**PROCESSED**

| OLD GREENWICH | CT | 06870 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

APR 0 4 2005

**THOMSON FINANCIAL**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     STEPHEN J. DEVOE III                (203) 637-6004

                                                    (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP      ATTN: JOHN FULVIO, CPA

                (Name - if individual state last, first, middle name)

| 60 EAST 42ND STREET | NEW YORK | NY | 10165 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**PROCES**

**APR 0 4 20..**

**THOM... FINAN...**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, _____ STEPHEN J. DEVOE III _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ FOREST FULCRUM FUND, L.P. _____ , as of

_____ DECEMBER 31, 2004 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF OPERATING OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
☑ (g) Computation of Net Capital
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☑ (l) An oath or affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3670
www.fulviollp.com

## INDEPENDENT AUDITOR'S REPORT

To the Partners of
   Forest Fulcrum Fund, L.P.:

We have audited the accompanying statement of financial condition of Forest Fulcrum Fund, L.P. (the "Partnership") as of December 31, 2004, and the related statements of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forest Fulcrum Fund, L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

*Fulvio & Associates LLP*

New York, New York
February 17, 2005

# FOREST FULCRUM FUND, L.P.
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2004

## ASSETS

| | |
|---|---:|
| Securities owned, at market value | $ 99,683,746 |
| Receivable from clearing brokers | 39,459,143 |
| Accrued interest and dividends | 246,850 |
| Other assets | 14,534 |
| Other receivables | 2,090,452 |
| **TOTAL ASSETS** | **$ 141,494,725** |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---:|
| Accrued interest and dividends | $ 356,188 |
| Payable to clearing brokers | 7,070,608 |
| Securities sold, but not yet purchased, at market value | 78,415,856 |
| Advance capital contributions | 6,600,000 |
| Payable to affiliates and others | 77,513 |
| **TOTAL LIABILITIES** | **$ 92,520,165** |
| Partners' capital | 48,974,560 |
| **TOTAL LIABILITIES AND PARTNERS' CAPITAL** | **$ 141,494,725** |

The accompanying notes are an integral part of these financial statements.

## FOREST FULCRUM FUND, L.P.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | |
|---|---:|
| INVESTMENT INCOME: | |
| Interest | $ 1,441,671 |
| Dividends | 941,319 |
| Total investment income | 2,382,990 |
| | |
| EXPENSES: | |
| Interest | 927,757 |
| Dividends on short sales | 716,897 |
| Management fee | 738,539 |
| Clearance charges | 85,027 |
| Total expenses | 2,468,220 |
| | |
| Net investment loss | (85,230) |
| | |
| Performance fee | (409,737) |
| | |
| Net gains from trading securities and swap transactions | 1,774,459 |
| | |
| Net Income | $ 1,279,492 |

The accompanying notes are an integral part of these financial statements.

FOREST FULCRUM FUND, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

|  | General partner | Limited partners | Totals |
|---|---|---|---|
| Partners' Capital – January 1, 2004 | $ 792,304 | $ 83,388,694 | $ 84,180,998 |
| Partner Contributions | - | 15,168,324 | 15,168,324 |
| Net Income | 14,960 | 1,264,532 | 1,279,492 |
| Partner Withdrawals | - | (51,654,254) | (51,654,254) |
| Partners' Capital – December 31, 2004 | $ 807,264 | $ 48,167,296 | $ 48,974,560 |

The accompanying notes are an integral part of these financial statements.

FOREST FULCRUM FUND, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:

Net income                                                                $  1,279,492

Adjustments to reconcile net income to net cash provided by
    operating activities
        (Increase) decrease in operating assets:
            Securities owned, at market value          $ 126,966,671
            Receivable from clearing broker                4,552,517
            Accrued interest and dividends                   342,523
            Other receivables                               (228,620)
            Other assets                                        (223)
        Increase (decrease) in operating liabilities:
            Payable to clearing brokers                   (3,391,973)
            Securities sold, but not yet purchased, at market  (99,574,242)
            Payable to affiliates and others                 (52,190)
            Accrued interest and dividends                    (8,025)

                Net adjustments                                              28,606,438

                Net cash provided by operating activities                   29,885,930

Cash flows from financing activities:
    Partner capital contributions                                           15,035,010
    Advance capital contributions                                            6,600,000
    Partner capital withdrawals                                            (51,520,940)

                Net cash used in financing activities                      (29,885,930)

            NET CHANGE IN CASH                                         $            -

Cash at January 1, 2004                                                              -

Cash at December 31, 2004                                               $            -

Supplementary Disclosure of Cash Flow Information:

    Cash paid during the year for interest expense        $ 927,757
    Limited partner contribution done via book entry        133,314
    Limited partner withdrawal done via book entry         (133,314)


The accompanying notes are an integral part of these financial statements.

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

### a) Organization

Forest Fulcrum Fund, L.P. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

### b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and contractual commitments arising pursuant to equity swaps and other derivative contracts are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Partnership's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Partnership limits its risks by holding offsetting security or option positions.

### c) Income Taxes

No provision for Federal, state and local taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss.

## NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Partnership conducts business with several clearing brokers for its own proprietary accounts pursuant to several clearance agreements. All securities owned, and the receivable from and payable to the clearing brokers reflected on the statement of financial condition, are positions carried by and amounts receivable from or due to one or more of these clearing brokers.

## NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1(the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined. The Partnership has elected to use the alternative method permitted by the Rule, which requires the Partnership to maintain $250,000 of minimum net capital. At December 31, 2004, the Partnership had net capital of $5,369,048, which was $5,119,048 in excess of the minimum requirement.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership's fund manager provides investment and management services to the Partnership, and receives a management fee. The fund manager is also entitled to an incentive fee equal to 20% of each partner's share of net income determined on a monthly basis.

The Partnership reimbursed an affiliate of the Partnership for its allocated share of certain brokerage fees paid by the affiliate.

## NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Partnership trades a variety of derivative financial instruments in order to reduce its exposure to market risk. These derivative financial instruments include equity options, equity index options and equity swaps. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

Derivative financial statements contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to this risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES (continued)

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to the risk through the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities, which results in decreasing the Partnership's overall market risk.

In addition to market risk, these derivative financial instruments expose the Partnership to risk that the counter parties will not be able to perform under the terms of the contracts (credit risk). The Partnership utilizes controls that monitor credit risk by assessing creditworthiness of the counter parties and limiting the number of transactions with specific counter parties.

The notional or contract amount of derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Partnership's involvement in the particular class of financial instrument and does not reflect the Partnership's risk of loss due to market risk or counter party nonperformance. The Partnership's exposure to credit risk associated with counter party nonperformance is limited to amounts included in the Partnership's other receivables on the statement of financial condition.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

|  | Notional Amount | Market value at December 31, 2004 | Average Market Value 2004 |
|---|---|---|---|
| Assets: |  |  |  |
| Equities | $ 3,267,000 | $ 28,610 | $ 65,308 |
| Equity Swaps | 24,640,484 | 1,231,563 | 462,122 |
| Liabilities: |  |  |  |
| Equities | $ 5,485,500 | $ 61,285 | $ 194,884 |

## NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Partnership has decided to present a schedule of investments by industry. The investments consist almost entirely of convertible bonds and preferred stocks.

| Description | Long Market Value | Short Market Value |
|---|---|---|
| Consumer/Cyclical | 6.4% | 6.0% |
| Consumer/Non-Cyclical | 2.9% | 0.4% |
| Energy | 2.3% | 1.2% |
| Financial | 15.9% | 10.9% |
| Healthcare | 17.1% | 13.7% |
| Industrial | 11.5% | 9.7% |
| Materials | 3.7% | 2.9% |
| Media | 2.4% | 1.0% |
| Other | 0.3% | 31.4% |
| Technology | 23.4% | 14.2% |
| Telecommunications | 1.6% | 1.2% |
| Transportation | 2.8% | 2.6% |
| Utilities | 9.7% | 4.8% |
|  | 100.0% | 100.0% |

Included in the "other" category is United States Treasury notes used to hedge the various risks inherent in the Company's portfolio.

FOREST FULCRUM FUND, L.P.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004
(continued)


NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS (continued)

<u>Investments with market values in excess of 5% of partners' capital</u>

| Shares/bonds | Description | Market value | Percent of Partners' Capital |
|---|---|---|---|
| | **SECURITIES OWNED, AT MARKET:** | | |
| | Preferred stock: | | |
| 75,931 | MidAmerican Energy Holdings | $ 3,523,958 | 7.20% |
| | Convertible bonds: | | |
| 22,580 | Actuant Corp | 3,287,716 | 6.71% |
| 41,360 | General Mills Inc. | 2,937,863 | 6.00% |
| 23,860 | Agco Corp | 2,798,966 | 5.72% |
| 17,600 | Juniper Networks | 2,626,033 | 5.36% |
| 15,070 | Reliant Resources Inc. | 2,484,645 | 5.07% |
| | **SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET:** | | |
| | Common stock: | | |
| 50,141 | Actuant Corp | 2,614,853 | 5.34% |
| | Treasury bonds: | | |
| 82,760 | U.S. Treasury Note 4/30/05 | 8,257,896 | 16.86% |
| 60,630 | U.S. Treasury Note 2/15/08 | 6,016,580 | 12.29% |
| 42,230 | U.S. Treasury Note 8/15/10 | 4,651,238 | 9.50% |


NOTE 7 – OTHER RECEIVABLES AND OTHER PAYABLES

Included in the other receivables and other payables on the statement of financial condition are $2,090,452 of receivables from and $27,603 of payables to non-broker-dealers related to the Partnership's equity swap transactions. These receivables and payables are governed by separate swap agreements with various arrangements and conditions regarding settlement of the receivables and payables.

## NOTE 8 – FINANCIAL HIGHLIGHTS

The following represents the ratios to average limited partners' capital and total return information for the year ended December 31, 2004:

| | |
|---|---|
| Total return | 2.36% |
| Performance fee | (0.48) |
| Total return after performance fee | 1.88% |
| | |
| Ratios to average limited partners' capital: | |
|     Total expenses per statement of income | 3.27% |
|     Performance fee | 0.55 |
|     Total expenses and performance fee | 3.82% |
| | |
|     Net investment loss per statement of income | (0.11)% |
|     Performance fee | (0.55) |
|     Net investment loss after performance fee | (0.66)% |

The above ratios and the total return are calculated based on all limited partners' capital taken as a whole. An individual partner's ratio and return may vary from these numbers based on the timing of capital transactions.

## NOTE 9 – SUBSEQUENT TRANSACTIONS

In January and February 2005, partners withdrew approximately $18,781,027 from and contributed approximately $14,487,607 to the Partnership.

SUPPLEMENTAL INFORMATION

# FOREST FULCRUM FUND, L.P.
## COMPUTATION OF NET CAPITAL
## PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
## AS OF DECEMBER 31, 2004

Credits:
  Partners' capital                                                                    $ 48,974,560

Debits:
  Non-allowable assets                                                                   35,849,676

                    Net capital before haircuts on securities positions                 13,124,884

Haircuts on securities positions                                                          7,755,836

                    Net capital                                                           5,369,048

Minimum net capital requirements                                                           250,000

                    Excess net capital                                                  $ 5,119,048

Reconciliation with the Company's computation (included in
    Part II A of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in the Company's unaudited
    FOCUS Part IIA Report                                                               $ 27,064,736

Audit adjustments:
  Adjustment to non-allowable assets                                                        50,000
  Adjustment to non-allowable assets                                                      (262,776)
  Disallowance of net equity at clearing broker-Morgan Stanley                          (7,661,535)
  Disallowance of net equity at clearing broker-Lehman Bros.                           (26,083,155)
  Adjustment to haircuts on positions at Morgan Stanley and
        Lehman Bros. whose equity was disallowed                                        12,581,904
  Adjustment to haircuts- currency charges                                                (320,126)

Net Capital Per Above                                                                   $ 5,369,048

FOREST FULCRUM FUND, L.P.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2004

The Partnership does not effect transactions for anyone defined as a customer under

Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

# SUPPLEMENTARY REPORT
# OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

# FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

69 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
## ON INTERNAL ACCOUNTING CONTROL

To the Partners of
Forest Fulcrum Fund, L.P.:

In planning and performing our audit of the financial statements of Forest Fulcrum Fund, L.P. (the "Partnership") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 15 -

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

*Julin + Associates LLP*

New York, New York
February 17, 2005